Page 1 PA132 (2/02)

ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Amendatory Endorsement for Employees
As used in this endorsement, "Contract" means the Contract or Certificate to which this endorsement is attached
The following changes are made to your Contract.
The following Credits section is added to your Contract after the Purchase Payments section:
Credits A credit of 6% will be applied to each Purchase Payment made during the Accumulation Phase. Credits are applied pro-rata to the investment alternatives in the same ratio as the applicable Purchase Payments. The amount returned if you exercise the Trial Examination Period provision (in Minnesota, Right to Cancel Your Contract) will be reduced by any credit applied. We do not consider Credits to be investment in the Contract for income tax purposes.
The following sentence is added to the Trial Examination Period provision (in Minnesota, Right to Cancel Your Contract) of your Contract:
Credits applied pursuant to the Amendatory Endorsement for Employees are not included in the definition of Purchase Payments for purposes of this provision.
Except as amended in this endorsement, the Contract remains unchanged.

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Secretary Chairman and Chief Executive Officer